UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________                     Commission File Number ________________

__________________

Titan Medical Inc.
(Exact name of Registrant as specified in its charter)

Ontario	3841	98-0663504
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

170 University Avenue, Suite 1000
Toronto, Ontario M5H 3B3
Canada
(416) 548-7522
(Address and telephone number of Registrant's principal executive offices)

__________________

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
[  ] Yes  [X] No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes  [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Titan Medical Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management's expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company's Annual Information Form for the year ended December 31, 2017 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.130, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain expert named in the foregoing Exhibits as Exhibit 99.131, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$244	--	$244	--	--
Purchase Obligations	$5,035	$5,035	--	--	--
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	--	--	--	--	--
Total	$5,279	$5,035	$244	--	--

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.

By:	/s/ Stephen Randall
Name: Stephen Randall
Title: Chief Financial Officer

Date: June 11, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Financial Statements for the years ended December 31, 2017 and 2016

99.2	Management's Discussion and Analysis for the year ended December 31, 2017

99.3	Annual Information Form dated March 31, 2018

99.4	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated February 13, 2018

99.5	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated February 13, 2018

99.6	News Release dated January 3, 2017

99.7	News Release dated January 9, 2017

99.8	Material Change Report dated January 10, 2017

99.9	Material Change Report dated January 10, 2017

99.10	News Release dated January 25, 2017

99.11	News Release dated February 6, 2017

99.12	News Release dated March 7, 2017

99.13	News Release dated March 8, 2017

99.14	News Release dated March 9, 2017

99.15	Agency Agreement dated March 10, 2017

99.16	News Release dated March 10, 2017

99.17	News Release dated March 16, 2017

99.18	Warrant Indenture dated March 16, 2017

99.19	Material Change Report dated March 16, 2017

99.20	Material Change Report dated March 16, 2017

99.21	News Release dated March 17, 2017

99.22	News Release dated March 21, 2017

99.23	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated March 21, 2017

99.24	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated March 21, 2017

99.25	Management's Discussion and Analysis for the year ended December 31, 2016

99.26	Audited Financial Statements for the years ended December 31, 2016 and 2015

99.27	News Release dated March 23, 2017

99.28	Annual Information Form dated March 31, 2017

99.29	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated March 31, 2017

99.30	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated March 31, 2017

Exhibit	Description

99.31	News Release dated April 3, 2017

99.32	News Release dated April 24, 2017

99.33	News Release dated April 26, 2017

99.34	News Release dated April 28, 2017

99.35	News Release dated May 11, 2017

99.36	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2017 and 2016

99.37	Management's Discussion and Analysis for the three months ended March 31, 2017

99.38	Certification of Interim Filings by CEO dated May 11, 2017

99.39	Certification of Interim Filings by CFO dated May 11, 2017

99.40	News Release dated May 17, 2017

99.41	Notice of Annual and Special Meeting of Shareholders dated May 18, 2017

99.42	Management Information Circular dated May 18, 2017

99.43	Form of Proxy for Annual and Special Meeting of Shareholders to be held on June 15, 2017

99.44	Material Change Report dated June 2, 2017

99.45	News Release dated June 7, 2017

99.46	News Release dated June 9, 2017

99.47	News Release dated June 16, 2017

99.48	News Release dated June 19, 2017

99.49	News Release dated June 20, 2017

99.50	Agency Agreement dated June 26, 2017

99.51	News Release dated June 27, 2017

99.52	News Release dated June 29, 2017

99.53	Warrant Indenture dated June 29, 2017

99.54	Material Change Report dated June 29, 2017

99.55	News Release dated July 10, 2017

99.56	News Release dated July 21, 2017

99.57	Material Change Report dated July 25, 2017

99.58	News Release dated July 28, 2017

99.59	News Release dated August 1, 2017

99.60	Material Change Report dated August 1, 2017

99.61	News Release dated August 8, 2017

99.62	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2017 and 2016

99.63	Management's Discussion and Analysis for the three and six months ended June 30, 2017

Exhibit	Description

99.64	Certification of Interim Filings by CEO dated August 8, 2017

99.65	Certification of Interim Filings by CFO dated August 8, 2017

99.66	News Release dated August 22, 2017

99.67	News Release dated August 24, 2017

99.68	News Release dated September 5, 2017

99.69	Material Change Report dated September 8, 2017

99.70	News Release dated September 18, 2017

99.71	News Release dated September 25, 2017

99.72	News Release dated September 28, 2017

99.73	News Release dated October 20, 2017

99.74	News Release dated October 23, 2017

99.75	News Release dated October 26, 2017

99.76	News Release dated October 31, 2017

99.77	Material Change Report dated October 31, 2017

99.78	News Release dated November 6, 2017

99.79	News Release dated November 9, 2017

99.80	Unaudited Condensed Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016

99.81	Management’s Discussion and Analysis for the three and nine months ended September 30, 2017

99.82	Certification of Interim Filings by CEO dated November 9, 2017

99.83	Certification of Interim Filings by CFO dated November 9, 2017

99.84	News Release dated November 14, 2017

99.85	News Release dated November 15, 2017

99.86	News Release dated November 16, 2017

99.87	News Release dated November 17, 2017

99.88	News Release dated November 20, 2017

99.89	News Release dated November 23, 2017

99.90	Material Change Report dated November 24, 2017

99.91	Agency Agreement dated November 30, 2017

99.92	News Release dated December 1, 2017

99.93	News Release dated December 5, 2017

99.94	News Release dated December 6, 2017

99.95	Material Change Report dated December 6, 2017

99.96	News Release dated December 13, 2017

99.97	News Release dated December 20, 2017

99.98	News Release dated January 30, 2018

Exhibit	Description

99.99	News Release dated February 6, 2018

99.100	News Release dated February 13, 2018

99.101	News Release dated February 27, 2018

99.102	News Release dated March 1, 2018

99.103	News Release dated March 6, 2018

99.104	News Release dated March 7, 2018

99.105	News Release dated March 15, 2018

99.106	News Release dated March 15, 2018

99.107	News Release dated March 27, 2018

99.108	News Release dated March 29, 2018

99.109	Material Change Report dated April 2, 2018

99.110	Agency Agreement dated April 3, 2018

99.111	News Release dated April 3, 2018

99.112	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated March 31, 2018

99.113	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated March 31, 2018

99.114	News Release dated April 10, 2018

99.115	Warrant Indenture dated April 10, 2018

99.116	Material Change Report dated April 10, 2018

99.117	Notice of Annual General and Special Meeting and Record Date dated April 13, 2018

99.118	News Release dated April 16, 2018

99.119	News Release dated May 10, 2018

99.120	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2018 and 2017

99.121	Management's Discussion and Analysis for the three months ended March 31, 2018

99.122	Certification of Interim Filings by CEO dated May 11, 2018

99.123	Certification of Interim Filings by CFO dated May 11, 2018

99.124	Notice of Annual and Special Meeting of Shareholders dated May 11, 2018

99.125	Management Information Circular dated May 11, 2018

99.126	News Release dated May 14, 2018

99.127	Material Change Report dated May 22, 2018

99.128	Form of Proxy for Annual and Special Meeting of Shareholders to be held on June 14, 2018

99.129	News Release dated June 1, 2018

99.130	Material Change Report dated June 5, 2018

99.131	Consent of BDO Canada LLP